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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Calculation of Allowed Cost of Capital -
     Effective April 1, 1997                                      8




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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $13,446

COST OF OPERATION                                           13,585

OPERATING LOSS                                                (139)

NONOPERATING INCOME                                            331

INCOME BEFORE FEDERAL INCOME TAXES                             192

FEDERAL INCOME TAXES                                           192

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $200

CASH DIVIDENDS DECLARED                                        200

BALANCE AT END OF PERIOD                                      $ -


The common stock of the Company is wholly owned by Ohio Power Company.

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $70,310
  Accumulated Depreciation and Amortization                  52,997

         NET MINING PLANT                                    17,313

CURRENT ASSETS:
  Cash and Cash Equivalents                                   7,642
  Accounts Receivable:
    General                                                   2,105
    Affiliated Companies                                      2,625
  Coal                                                           14
  Materials and Supplies                                      8,542
  Other                                                       2,336

         TOTAL CURRENT ASSETS                                23,264

DEFERRED INCOME TAXES                                        22,381

REGULATORY ASSETS                                             5,986

DEFERRED CHARGES                                                 55

           TOTAL                                            $68,999


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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                           -

         TOTAL SHAREHOLDER'S EQUITY                              7

LONG-TERM DEBT - Finance Obligations                           260

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           5,949
  Operating Reserves                                        41,108

         TOTAL OTHER NONCURRENT LIABILITIES                 47,057

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable:
    General                                                  1,576
    Affiliated Companies                                       990
  Taxes Accrued                                              2,625
  Accrued Reclamation Costs                                  5,000
  Accrued Vacation Pay                                         902
  Workers' Compensation Claims                               1,443
  Obligations Under Capital Leases                           3,353
  Other                                                      1,436

         TOTAL CURRENT LIABILITIES                          17,429

REGULATORY LIABILITIES AND DEFERRED CREDITS                  4,246

           TOTAL                                           $68,999


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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.


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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 1997
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 22770:
            12.81% per annum, 3.2025% per quarter                                                         .032025

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         331

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (331)
            2. Year-to-Date                                                                              $   (331)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 13,777

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (331)

       C. Cost Applicable to Current Quarter Coal Billings                                                 13,446
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    3,546
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $  9,900

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                159,086

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $62.23

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
/TABLE
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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   361
Indirect Labor-UMW*                                          1,691
Benefits-UMW*                                                1,848
Salaries and Benefits-Nonunion                               1,403
Operating Supplies                                           1,958
Repair Parts and Materials                                   1,180
Electricity and Other Utilities                                700
Outside Services-Maintenance, Haulage and Reclamation          494
Taxes Other Than Federal Income Taxes**                        502
Rental of Equipment                                          1,959
Depreciation, Depletion and Amortization                       911
Mining Cost Normalization***                                (4,735)
Reclamation                                                  3,732
Other Production Costs                                       1,402

Subtotal                                                    13,406

Transfers of Production Costs (to)/from Coal Inventory         179

          Total                                            $13,585

  * United Mine Workers of America.
 ** Excludes  FICA, Federal  Unemployment  and  State  Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            March 31, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $   324

Mining Structures and Equipment       63,036     50,832     12,204

Coal Interests (net of depletion)      4,658       -         4,658

Leasehold Improvements                 2,292      2,165        127

    Total Mining Plant in Service    $70,310    $52,997    $17,313
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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.29%
                         EFFECTIVE 4-1-97


THE 10.29% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/96    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  957,626(a)  39.14%     7.47%(c)       2.92%

Preferred Stock   148,432      6.07%     5.73%(c)       0.35%

Common Stock    1,340,260(b)  54.79%    12.81%(d)       7.02%

Total          $2,446,318    100.00%                   10.29%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/96.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve months period commencing April 1, 1997.